BP 3/6

[redacted] STATES
HANGE COMMISSION
D.C. 20549

08026785

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

...AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/08/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **NB GLOBAL TRADING, LLC**

OFFICIAL USE ONLY
143166
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Park Avenue Tower, 65 East 55th Street, 31st Floor
(No. and Street)

New York	New York	NY 10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Healey 212-546-7663
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AFFIRMATION

I, Sean Healey, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to NB Global Trading, LLC (the "Company") from November 8, 2006 (date of inception) to December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

THERESA O'CONNOR
Notary Public, State of New York
No. 01OC5083651
Qualified in New York County
Commission Expires August 18, 2009

Theresa O'Connor

Sean Healey — 02/26/2008
President — Date

NB Global Trading, LLC
(SEC I.D. No. 8-67530)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL.

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of NB Global Trading, LLC

We have audited the accompanying statement of financial condition of NB Global Trading, LLC (the "Company"), a wholly-owned subsidiary of 4389760 Canada Inc. (the "Parent") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NB Global Trading, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

NB GLOBAL TRADING, LLC

Statement of Financial Condition
December 31, 2007

(thousands of United States dollars, except for share amounts)

		December 31, 2007
ASSETS		
Cash and cash equivalents	$	985
TOTAL ASSETS	**$**	**985**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accrued Expenses		26
TOTAL LIABILITIES	**$**	**26**
Commitments and Contingences		
SHAREHOLDER'S EQUITY		
Common shares (12,000 shares authorized, issued and outstanding no par value)		1,200
Accumulated deficit		(241)
TOTAL SHAREHOLDER'S EQUITY	**$**	**959**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**985**

See notes to the statement of financial condition.

NB GLOBAL TRADING, LLC

Notes to the Statement of Financial Condition
As at December 31, 2007

1. Nature of Operations

NB Global Trading, LLC (the "Company"), was incorporated as a Limited Liability Company under the laws of the State of Delaware (United States) on November 8, 2006 and is a wholly owned subsidiary of 4389760 Canada Inc. (the "Parent"), registered pursuant to the *Canada Business Corporations Act*. The ultimate parent of the Company is National Bank of Canada, a Canadian chartered bank (the "Bank"). The Company is licensed in accordance with the provisions of the Canadian International Financial Services Act 2002-5 ("the Act") to conduct trading activities, and its operations are restricted to activities as provided by the Act. From November 8, 2006 (date of inception) to December 31, 2007 the Company activities were not launched.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer whose activities are limited to principal transactions involving propriety trading in Equities and Fixed Income.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the accompanying notes. Management believes that the estimates used in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and short-term investments in money market instruments with original maturities of three months or less that are not held for sale in the ordinary course of business.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. The Company is a non public enterprise that has not issued financial statements incorporating the requirements of FIN 48. As such, the Company has chosen pursuant to Staff Position No. FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Non Public Enterprises*, to defer the adoption of FIN 48 to its year ending December 31, 2008. The adoption of FIN 48 is not expected to have a material impact on the Company's statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards "SFAS" No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent

and comparable and requires enhanced disclosures about fair value measurements. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measurement on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No.159 is effective for financial statements issued for an entity's first fiscal year beginning after November 15, 2007. The adoption of SFAS 159, if elected, is not expected to have a material impact on the Company's statement of financial condition.

3. Income taxes

SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns.

For U.S. Federal, New York State and New York City income tax purposes, the Company should be an entity that is disregarded from the Parent. Further, the Company believes that its proprietary trading activities in the U.S. have not given, nor will in the future give rise to a trade or business in the U.S. As the Company does not expect to be subject to U.S. Federal, New York State or New York City income taxes, it has not recognized any deferred tax balances attributable to its activities in the U.S.

4. Net Capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transaction, as defined. As at December 31, 2007, the Company had net capital, as defined, of $959,231, which was $709,231 in excess of its minimum net capital of $250,000.

5. Related Party Transactions

The Company entered into an Administrative and Management Services Agreement (the "Agreement") with National Bank Financial Inc. ("NBF"), which is a subsidiary of the Bank. Pursuant to this Agreement, NBF will provide administrative, management, credit and other services, as may be reasonably required and requested from time to time by the Company. NBF will also provide brokerage and clearing services, including (a) settlement of transactions, (b) accounting, and (c) other services as approved. The Company will pay NBF a fee in respect of each service provided, as described in the Agreement. For the period from November 8, 2006 (date of inception) to December 31, 2007, the Company did not pay any fees to NBF or was not allocated any related operating expenses as the Company's activities have not yet started.

During the period from November 8, 2006 (date of inception) to December 31, 2007, the Company issued 12,000 shares of common stock to the Parent for $1,200,000.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2008

NB Global Trading, LLC
The Park Avenue Tower
65 East 55th Street, 31st Floor
New York, NY 10022

In planning and performing our audit of the financial statements of NB Global Trading, LLC (the "Company") as of December 31, 2007 and for the period from November 8, 2006 (date of inception) to December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END